Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

The M Jewelers Inc
50 W 47TH ST
NEW YORK,, NY 10036
https://themjewelersny.com/

Up to $1,235,000.00 in Common Stock at $1.00
Minimum Target Amount: $124,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: The M Jewelers Inc
Address: 50 W 47TH ST , NEW YORK,, NY 10036
State of Incorporation: NY
Date Incorporated: November 27, 2013

Terms:

Equity

Offering Minimum: $124,000.00 | 124,000 shares of Common Stock
Offering Maximum: $1,235,000.00 | 1,235,000 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $1.00
Minimum Investment Amount (per investor): $200.00

*Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.

Loyalty Bonus

"Continue your cherished journey with The M Jeweler and receive additional bonus shares."

Eligible Audience: Previous investors, customers, friends, and family.

Bonus Shares: 20%

Time-Based Perks

Early Bird 1: Invest $500+ within the first 2 weeks | 12% bonus shares

Early Bird 2: Invest $1,000+ within the first 2 weeks | 15% bonus shares

Early Bird 3: Invest $5,000+ within the first 2 weeks | 17% bonus shares

Early Bird 4: Invest $10,000+ within the first 2 weeks | 18% bonus shares

Early Bird 5: Invest $25,000+ within the first 2 weeks | 19% bonus shares

Early Bird 6: Invest $50,000+ within the first 2 weeks | 20% bonus shares

Mid-Campaign Perks (Flash Perks)

Flash Perk 1: Invest $2,500+ between [day 34 - 39] | 10% bonus shares

Flash Perk 2: Invest $2,500+ between [day 60 - 65] | 10% bonus shares

Volume-Based Perks

Silver Investor: Invest $500+

Includes an exclusive 30% off coupon for any online purchase. Special mention in the investor newsletter.

Gold Investor: Invest $1,000+

Custom-designed jewelry piece exclusive to investors. 35% off all orders for 3 months.

Platinum Investor: Invest $5,000+

Invitation to a virtual meet-and-greet with Mark Shami. Gold Investor perks + 10% bonus shares.

Diamond Investor: Invest $10,000+

Private jewelry design session to create your own piece. Platinum Investor perks+ 15% bonus shares.

Crown Investor: Invest $25,000+

Exclusive store tour in New York or Los Angeles when visiting. Premium jewelry gift set.

Diamond Investor perks + 20% bonus shares.

Imperial Investor: Invest $50,000+

All previous perks + lifetime 35% discount on all purchases. First access to new collections and limited editions.

Maximum bonus shares: 20%

The 10% StartEngine Venture Club Bonus

The M Jeweler will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club. This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering.

For example, if you buy 100 shares of common stock at $1 per share, you will receive 110 shares of common stock, meaning you'll own 110 shares for $100. Fractional shares will not be distributed, and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club bonus and the Loyalty Bonus in addition to the aforementioned bonus.

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed. Crowdfunding investments made through a self-directed IRA cannot receive perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those perks because they would be receiving a benefit from their IRA account.

The Company and its Business

Company Overview

Business Overview: Founded in 2014, The M Jewelers is a direct-to-consumer jewelry brand specializing in customizable, handcrafted gold and silver pieces. The company operates flagship stores in New York, Los Angeles, and Tokyo, offering customers the ability to personalize their jewelry both through its online platform and in-store services. Its offerings include rings, necklaces, lockets, and other jewelry essentials. The M Jewelers combines modern design technology with traditional craftsmanship, and its in-house production allows for greater control over quality and personalization of each piece.

Business Model: The M Jewelers generates revenue through direct-to-consumer sales via its website and physical store locations. The company's customer acquisition strategy includes collaborations with well-known brands, such as Nike, MLB, and Kith, helping to increase visibility and attract new customers. In-store services include on-site repairs and custom nameplate production. By combining online and in-store experiences, The M Jewelers aims to reach a broad customer base.

Corporate Structure: The M Jewelers operates as a single business entity with no current subsidiaries or parent company. This structure allows for streamlined operations across design, production, and sales.

Intellectual Property: The M Jewelers has developed a strong brand identity, supported by trademarks and other branding assets. The company's collaborations with major brands help strengthen its market positioning. We can provide specific details on trademarks or intellectual property upon request.

Corporate History: Since its founding in 2014, The M Jewelers has established itself as a recognized player in the custom jewelry market. The company operates stores in key international cities and maintains a significant online presence. We believe the company's collaboration with well-known brands has further expanded its reach and brand recognition.

Competitors and Industry

Industry: The global jewelry market was valued at $270 billion in 2022, with projections indicating it may reach $330 billion by 2026. The M Jewelers focuses on the growing segment of personalized luxury items, which is driven by rising consumer demand for unique, high-quality products. We believe this market positioning gives the company an opportunity to capture a share of this expanding market.

Competitors: The M Jewelers competes with other direct-to-consumer brands, such as Mejuri and Blue Nile, which also operate in the custom jewelry space. However, The M Jewelers differentiates itself through its blend of traditional craftsmanship and innovative personalization technology. Its strategic collaborations with major brands and the presence of physical stores in key international markets further strengthen its competitive edge.

Current Stage and Roadmap

Current Stage: The M Jewelers is an established brand with both physical and online sales channels. The company has 1.1 million Instagram followers, which helps drive customer engagement and enhance brand visibility. We believe that the company is positioned for continued growth through international expansion and strategic partnerships.

Roadmap: The M Jewelers plans to enhance its in-store services, focusing on expanded customization and repair options, which we believe will deepen customer loyalty. The company is exploring opportunities to open additional stores in new markets and to expand its product offerings. We believe marketing efforts, including partnerships and social media campaigns, will play a key role in driving future growth.

The Team

Officers and Directors

Name: Mark Shami

Mark Shami's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: CEO / Founder / Director
  Dates of Service: December, 2013 - Present
  Responsibilities: Founder/CEO of The M Jewelers. Receives an annual salary of $150,000 and is currently a majority owner in the Company.

Name: Anthony Frisina

Anthony Frisina 's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Co-Founder / President / Principal Account Officer / Director
  Dates of Service: September, 2014 - Present
  Responsibilities: The M Jewelers is a unique machine. Anthony is nimble through out the company and wears many hats. From in-store to production all the way to logistics Anthony can operate and guide the team to success. Receives an annual salary of $150,000 and is a shareholder in the Company.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are independently valued

through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures
The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

Some early-stage companies may lack professional guidance
Some companies attribute their success, in part, to the guidance of professional early-stage advisors, consultants, or investors (e.g., angel investors or venture capital firms). advisors, consultants, or investors may play an important role in a company through their resources, contacts, and experience in assisting early-stage companies in executing their business plans. An early-stage company primarily financed through Regulation Crowdfunding may not have the benefit of such professional investors, which may pose a risk to your investment.

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved

for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Some of our products are still in the prototype phase and might never be operational products

Developing new products and technologies can be a complex process that involves significant risks and uncertainties. Technical challenges, design flaws, manufacturing defects, and regulatory hurdles can all impact the success of a product or service. It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Supply Chain and Logistics Risks

The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation.

Quality and Safety of our Product and Service

The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use.

Minority Holder; Securities with Voting Rights

The common stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management's discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds

The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it may cease operating and result in a loss on your investment. Even if we sell all the common stock we are offering now, the Company may need to raise more funds in the future, and if unsuccessful in doing so, the Company will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, if later investors have better terms than those in this offering.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment

Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

Our new product could fail to achieve the sales projections we expect
Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities
Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

We are an early stage company operating in a new and highly competitive industry
The Company operates in a relatively new industry with a lot of competition from both startups and established companies. As other companies flood the market and reduce potential market share, Investors may be less willing to invest in a company with a declining market share, which could make it more challenging to fund operations or pursue growth opportunities in the future.

Intense Market Competition
The market in which the company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the company to differentiate itself and achieve long-term success.

Vulnerability to Economic Conditions
Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate.

We have pending patent approval's that might be vulnerable
One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business

Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers.

Economic and market conditions

The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Force majeure events

The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Adverse publicity

The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

Market Competition

The jewelry industry is highly competitive, with established luxury brands and new direct-to-consumer players vying for market share. The M Jewelers competes with larger brands that may have more resources for marketing, technology, and customer acquisition. If competitors offer more appealing products or lower prices, The M Jewelers could lose market share.

Economic Downturns

Jewelry is often considered a luxury purchase, making the business vulnerable to economic downturns. If consumers reduce discretionary spending during economic slowdowns or recessions, it could negatively impact sales, especially for personalized luxury items.

Supply Chain Disruptions

Jewelry production relies on sourcing precious metals and other materials, which may be subject to supply chain disruptions. Shortages, rising costs of raw materials, or delays in the supply chain can negatively impact production timelines and profitability.

Changing Consumer Preferences

Consumer trends and preferences in fashion and luxury goods can shift rapidly. If The M Jewelers fails to keep up with new design trends or customer expectations, it could lose relevance and customers to more innovative competitors.

Technology Integration Risks
The company integrates modern technology with traditional craftsmanship, offering personalized jewelry. If the technology fails to perform as expected (such as the online personalization tool), it could result in customer dissatisfaction and lost sales.

Expansion and Scalability Challenges
The M Jewelers has expanded internationally, but scaling operations across multiple regions (New York, Los Angeles, Tokyo) presents logistical and operational challenges. Ensuring consistent quality and service across locations could strain resources, especially for in-store operations.

Dependency on Social Media Marketing
The company relies heavily on social media engagement to drive sales. Changes in social media algorithms, rising costs of digital advertising, or loss of audience engagement could negatively impact customer acquisition and retention efforts.

Currency Fluctuations
With international operations, particularly in Tokyo, The M Jewelers faces exposure to currency exchange rate fluctuations, which can impact revenue and profitability when converting foreign sales into U.S. dollars.

Limited Liquidity
As with many private companies, investing in The M Jewelers involves liquidity risk. Investors may have limited opportunities to sell their shares, and there is no guarantee of a public offering or acquisition to provide liquidity.

Regulatory and Compliance Risks
The jewelry industry is subject to various regulatory requirements related to the sourcing of precious metals (e.g., conflict-free diamonds), import/export laws, and consumer protection regulations. Non-compliance or changes in these regulations could result in penalties or disrupt operations.

Ownership and Capital Structure; Rights of the Securities

Ownership
The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Mark Shami	1,750,000	Common Stock	35.0%
Anthony Frisina	1,750,000	Common Stock	35.0%
Sam Koumi	1,250,000	Common Stock	25.0%

The Company's Securities

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 1,235,000 of Common Stock.

Common Stock

The amount of security authorized is 10,000,000 with a total of 5,000,000 outstanding.

Voting Rights

1 vote per share

Material Rights

There are no material rights associated with Common Stock.

What it means to be a minority holder

As a minority holder of common stock of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

We have NOT made any issuances of securities within the last three years.

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Revenue

Revenue for fiscal year 2022 was $8,505,113, compared to $6,946,536 in fiscal year 2023, representing a decline of approximately 18%. This decrease was primarily driven by operational disruptions following the shift in control to a private equity firm in Miami. The change in management focus led to a refocus on internal operations rather than customer acquisition, which slowed revenue growth during the transition. The full operational transfer took nearly a year, causing delays in resuming growth momentum. As of late 2023, operations have returned to the original team in New York, and the Company has shifted its focus back to customer acquisition and growth.

Cost of Sales

Cost of sales for fiscal year 2022 was $2,768,454, compared to $2,301,063 in fiscal year 2023. The reduction in costs reflects operational efficiencies gained during the transfer process, particularly from the consolidation of production to the Miami facility, which temporarily slowed down operations but allowed for more streamlined processes. As the Company returns to focusing on growth, we expect cost of sales to increase moderately in line with revenue growth.

Gross Margins

Gross margins for fiscal year 2022 were $5,736,659, compared to $4,645,473 in fiscal year 2023. This decrease in gross profit reflects the impact of the shift in management focus away from growth to operational improvements, particularly during the full transfer of operations to Miami. Although this reduced sales, the Company gained efficiencies during the transition, which should positively impact future gross margins as sales increase.

Expenses

Expenses for fiscal year 2022 were $7,744,777, compared to $5,539,249 in fiscal year 2023, reflecting a 28% decrease. The reduction in expenses was driven by several factors, including decreased general and administrative costs from $3,083,275 to $820,874, as well as reductions in selling and marketing expenses. These declines are a direct result of the operational changes during the Miami transfer, with less focus on customer acquisition and marketing during the period. Now that operations have shifted back to the original team, the Company expects marketing and acquisition efforts to ramp up again, leading to more growth-driven expenses.

Historical results and cash flows:

The Company is currently in the growth stage and revenue. We are of the opinion the historical cash flows will not be indicative of the revenue and cash flows expected for the future because of internal management changes. Past cash was primarily generated through sales. Our goal is to increase ad spend for customer acquisition.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of September 2024, the Company has cash on hand in the amount of $72,950.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are not critical to our company operations.

- If critical: These funds are required to support [insert initiative].
- If not critical: We have other funds and capital resources available in addition to the funds from this Regulation Crowdfunding campaign.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are necessary to the viability of the Company. Of the total funds that our Company has, 96% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

The company has been around 10 plus years.

How long will you be able to operate the company if you raise your maximum funding goal?

Years plus.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has contemplated additional future sources of capital including company loans / debt.

Indebtedness

- Creditor: SellersFunding International Portfolio Ltd.
  Amount Owed: $380,000.00
  Interest Rate: 17.5%
  Maturity Date: June 13, 2024
  The loan is part of a revolving loan agreement with a maximum limit of $400,000

Related Party Transactions

- Name of Entity: Red Luxury Inc.
  Names of 20% owners: Romain Benichou and David Cohen
  Relationship to Company: Old shareholder,
  Nature / amount of interest in the transaction: Forgiven Loan
  Material Terms: As of December 31, 2023 and 2022, the Company had outstanding payable to Red Luxury Inc., a major shareholder of the Company's stock, amounting to $466,421 and $486,032, respectively, for funds provided to the Company during these years. The balance is non-interest bearing and is due on demand. The outstanding payable to Red Luxury Inc., totaling $466,421 as of December 31, 2023, was not expected to be repaid and was cleared from the balance sheet as of February 15, 2024, effectively resulting in the loan being forgiven. Red Luxury is no longer affiliated with the company as of 2024 and that the relationship has been fully terminated.

Valuation

Pre-Money Valuation: $5,000,000.00

Valuation Details:

The M Jewelers' valuation at $5 million could be attributed to multiple factors.

1 Brand Recognition: The M Jewelers has been around for a decade, amounting 1 million

+ instagram followers. Hundreds of thousands of customers and mailing list subscriber

base of 550k+ active subscribers. The M Jewelers currently operates 3 brick & mortar

retail locations in New York City, Los Angeles & Tokyo Japan. The M Jewelers has been

featured in a wide range of publications including but not limited to.. Forbes, Vogue,

Harpers Bazar.

2 Unique Offerings: The M Jewelers offer unique & customizable pieces that have

become cult favorites & have pioneered trends in the jewelry industry. The M Jewelers currently holds a license with MLB which allows the brand to create jewelry in certain categories for all MLB teams.

1 Assets: The M Jewelers currently holds $912,000+ of existing inventory. Licensing, stores, subscribers, & customers.

4 Financial Performance: Direct to consumer revenue reached 8 million in 2023 & wholesale revenue continues to grow with accounts like REVOLVE & brick and mortar expansion.

5 Partnerships and Collaborations: The M Jewelers is known for its partnerships & collaborations. The brand has collaborated with Nike, KITH, MLB, RedBull, Live Nation.

1 Online Presence: The M Jewelers has 1 million + instagram followers, 100k+ TikTok Followers, 550k+ Active Mailing List Subscribers, 150k+ Active SMS subscribers & thousands of repeat customers. The brand has been worn by countless celebrities & athletes including Billie Eillish, Aaron Judge, Bella Hadid, Halsey, Sabrina Carpenter & Kylie Jenner. The M Jewelers has had viral marketing videos one in which reached 58 million views in less than a month.

Use of Proceeds

If we raise the Target Offering Amount of $124,000.00 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- StartEngine Service Fees
  94.5%
  Fees for certain services provided by StartEngine

If we raise the over allotment amount of $1,235,000.00, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- Working Capital
  60.0%
  We will use 60% of the funds for working capital to cover expenses for the ongoing day-to-day operations of the Company.

- Marketing
  34.5%
  We will use 34.5% of the funds to market the crowdfunding campaign.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://themjewelersny.com/ (https://themjewelersny.com/).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/the-m-jewelers

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW OR AUDIT (AS APPLICABLE) FOR The M Jewelers Inc

[See attached]



The M Jewelers Inc.
(the "Company")
a New York Corporation

Financial Statements (unaudited) and Independent Accountant's Review Report

Years ended December 31, 2023 & 2022

Table of Contents



Certified Public Accountants, Cyber Security, and Governance, Risk & Compliance Professionals

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To: The M Jewelers Inc. Management

We have reviewed the accompanying financial statements of The M Jewelers Inc. (the Company) which comprise the statements of financial position as of December 31, 2023 & 2022 and the related statements of operations, statements of changes in shareholders' equity, and statements of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements:
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility:
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion:
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern:
As discussed in Note 1, specific circumstances raise substantial doubt about the Company's ability to continue as a going concern in the foreseeable future. The provided financial statements have not been adjusted for potential requirements in case the Company cannot continue its operations. Management's plans in regard to these matters are also described in Note 1.

Rashellee Herrera | CPA,CISA,CIA,CFE,CCAE | #AC59042
On behalf of RNB Capital LLC
Sunrise, FL
October 15, 2024

THE M JEWELERS INC.
STATEMENTS OF FINANCIAL POSITION

	As of December 31,	
	2023	2022
ASSETS		
Current Assets:		
Cash & Cash Equivalents	208	254,635
Accounts Receivable	70,691	62,384
Inventory	721,444	987,635
Security Deposit	132,122	132,122
Operating Lease Right of Use Assets	1,238,014	1,733,562
Other Current Assets	1,300	55,885
Total Current Assets	2,163,779	3,226,223
Non-Current Assets:		
Fixed Assets-net	339,293	431,448
Intangible Assets-net	-	-
Total Non-Current Assets	339,293	431,448
TOTAL ASSETS	2,503,072	3,657,671
LIABILITIES AND EQUITY		
Current Liabilities:		
Accounts Payable	2,845,302	1,202,174
Credit Cards	513,940	559,944
Accrued Rent Expense	940,267	990,860
Accrued Meta Expense	-	409,677
Short-term Operating Lease Liability	519,193	486,776
Due to Related Party	466,421	486,032
SF International Loans Payable	380,000	-
Other Current Liabilities	392,631	484,383
Total Current Liabilities	6,057,754	4,619,846
Non-Current Liability:		
Long-term Operating Lease Liability	814,055	1,333,249
Total Non-Current Liability	814,055	1,333,249
TOTAL LIABILITIES	6,871,809	5,953,095
EQUITY		
Common Stock	440,915	440,915
Retained Earnings	(4,809,652)	(2,736,339)
TOTAL EQUITY	(4,368,737)	(2,295,424)
TOTAL LIABILITIES AND EQUITY	2,503,072	3,657,671

See Accompanying Notes to these Unaudited Financial Statements

THE M JEWELERS INC.
STATEMENTS OF OPERATIONS

	Year Ended December 31,	
	2023	2022
Sales	6,946,536	8,505,114
Cost of Goods Sold	2,301,063	2,768,454
Gross Profit	4,645,473	5,736,660
Operating Expenses		
General & Administrative	820,874	3,083,275
Operating Lease Expense	548,184	548,184
Selling & Marketing	2,998,230	3,090,133
Payroll	1,171,961	1,023,185
Total Operating Expenses	5,539,249	7,744,777
Total Loss from Operations	(893,776)	(2,008,117)
Other Income (Expense)		
Financing Expense	(64,262)	(14,016)
Interest Income (Expense)	(158,620)	(112,996)
Other Income (Expense)	(852,400)	(77,372)
Total Other Income (Expense)	(1,075,282)	(204,384)
Earnings Before Income Taxes, Depreciation, and Amortization	(1,969,058)	(2,212,501)
Depreciation	104,255	37,079
Amortization	-	-
Net Loss	(2,073,313)	(2,249,580)

See Accompanying Notes to these Unaudited Financial Statements

THE M JEWELERS INC.
STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

	Common Stock		Retained Earnings (Deficit)	Total Shareholder's Equity
	# of Shares	$ Amount		
Beginning balance at 1/1/22	200	330,000	(486,759)	(156,759)
Issuance of Common Stock	-	110,915	-	110,915
Additional Paid in Capital	-	-	-	-
Net loss	-	-	(2,249,580)	(2,249,580)
Ending balance at 12/31/22	200	440,915	(2,736,339)	(2,295,424)
Issuance of Common Stock	-	-	-	-
Additional Paid in Capital	-	-	-	-
Net loss	-	-	(2,073,313)	(2,073,313)
Ending balance at 12/31/23	200	440,915	(4,809,652)	(4,368,737)

See Accompanying Notes to these Unaudited Financial Statements

THE M JEWELERS INC.
STATEMENTS OF CASH FLOWS

	Year Ended December 31,	
	2023	2022
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Loss	(2,073,313)	(2,249,580)
Adjustments to reconcile Net Loss to Net Cash provided by operations:		
Depreciation Expense	104,255	104,451
(Increase) Decrease in Accounts Receivable	(8,307)	19,988
(Increase) Decrease in Inventory	266,191	(188,280)
(Increase) in Security Deposit	-	(30,672)
Decrease in Operating Lease Right of Use Assets	495,548	481,581
Decrease in Other Current Assets	54,585	117,092
Increase in Accounts Payable	1,643,128	747,262
Decrease in Credit Cards	(46,004)	(902,946)
Increase (Decrease) in Accrued Rent Expense	(50,593)	348,355
Increase (Decrease) in Accrued Meta Expense	(409,677)	409,677
Decrease in Operating Lease Liability	(486,777)	(453,971)
Decrease in Other Current Liabilities	(91,752)	(140,746)
Total Adjustments to reconcile Net Loss to Net Cash provided by operations	1,470,597	511,791
Net Cash used in Operating Activities	(602,716)	(1,737,789)
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of Fixed Assets	(12,100)	(345,340)
Decrease in Net Intangible Assets	-	1,107,309
Net Cash provided by (used in) Investing Activities	(12,100)	761,969
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from (Payments to) Red Luxury Loans Payable	(19,611)	486,032
Proceeds from SF International Loans	380,000	-
Issuance of Stocks	-	110,915
Net Cash provided by Financing Activities	360,389	596,947
Cash at the beginning of period	254,635	633,508
Net Cash decrease for period	(254,427)	(378,873)
Cash at end of period	208	254,635

See Accompanying Notes to these Unaudited Financial Statements

NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

The M Jewelers Inc. (the "Company") is a jewelry company located in New York City's Diamond District, founded by Mark Shami and Anthony Frisina in 2013. The Company specializes in creating personalized gold and silver jewelry, allowing customers to express their individual styles through custom designs.

Revenue is generated through direct-to-consumer sales both online and in physical stores, which serve as interactive design studios where customers can collaborate with expert jewelers on their creations. Partnerships with major brands such as MLB, Nike, Kith, and Only NY enhance the Company's visibility and customer reach.

The M Jewelers currently operates retail locations in New York City, Los Angeles, and Tokyo, each designed to foster a creative environment for customers.

In 2024, The M Jewelers plans to conduct a crowdfunding campaign under Regulation CF to support its growth initiatives. Looking ahead, the Company aims to expand its presence and strengthen partnerships while delivering quality products and experiences, positioning itself for sustainable growth in the evolving jewelry market, with a focus on innovation and customer engagement.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

As of December 31, 2023, the Company has no off-balance sheet concentration of credit risk such as forward exchange contracts, option contracts or other foreign hedging arrangements.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern:

The accompanying balance sheet has been prepared on a going concern basis, which means that the entity expects to continue its operations and meet its obligations in the normal course of business during the next twelve months. Conditions and events creating the doubt include the fact that the Company has commenced principal operations and realized losses in the previous two years and may continue to generate losses. The Company's management has evaluated this condition and plans to generate revenues and raise capital as needed to meet its capital requirements. However, there is no guarantee of success in these efforts. Considering these factors, there is substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

In preparing these unaudited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Fair Value of Financial Instruments

FASB Accounting Standards Codification (ASC) 820 *"Fair Value Measurements and Disclosures"* establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3: Unobservable inputs in which little or no market data exists, therefore developed using estimates and assumptions developed by us, which reflect those that a market participant would use.

 There were no material items that were measured at fair value as of December 31, 2022 and December 31, 2023.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $208 and $254,635 in cash as of December 31, 2023 and December 31, 2022, respectively.

Accounts Receivable

Trade receivables due from customers represent uncollateralized obligations under normal trade terms and are recorded at the billed amount. Payments for these receivables are applied to specific invoices identified on the customer's remittance advice; if unspecified, they are allocated to the earliest unpaid invoices. While payments are generally collected upfront, some retailers experience delays between collecting from customers and remitting funds to the Company. As of December 31, 2023, and 2022, the Company reported outstanding accounts receivable of $70,691 and $62,384, respectively.

The Company estimates an allowance for doubtful accounts based on an evaluation of the current status of receivables, historical experience, and other relevant factors. As of December 31, 2023 and 2022, no allowance was provided since there were no indications of significant collectability issues among the receivables.

Inventory

Inventory primarily consists of raw materials, in-transit items, and finished goods of the Company's jewelry products. It is stated at the lower of cost or net realizable value, using the first-in, first-out (FIFO) method. As of December 31, 2023 and December 31, 2022, total inventory amounted to $721,444 and $987,635, respectively.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment in 2023.

A summary of the Company's property and equipment is shown below.

Property Type	Useful Life in Years	2023	2022
Leasehold Improvements	0.5-1	311,200	311,200
Computer & Software	1-1.25	338,081	269,318
Furniture and Equipment	0.5-1	50,421	50,421
Others	0.5-1	-	56,663
Less Accumulated Depreciation		(360,409)	(256,154)
Totals		339,293	431,448

<u>Revenue Recognition</u>

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company generates revenues by selling jewelry products. The Company's primary performance obligation is to deliver products to customers.

The Company's primary performance obligation is the delivery of products. Revenue is recognized at the time of delivery. Coincident with revenue recognition, the Company establishes a liability for expected returns and records an asset (and corresponding adjustment to cost of sales) for its right to recover products from customers upon settling the refund liability.

<u>Selling and Marketing Expenses</u>

Selling and marketing expenses associated with marketing, advertising and selling the Company's products and services are expensed as costs are incurred.

<u>General and Administrative</u>

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

<u>Recent Accounting Pronouncements</u>

The FASB issues Accounting Standards Updates (ASUs) to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

As of December 31, 2023 and 2022, the Company had outstanding payable to Red Luxury Inc., a major shareholder of the Company's stock, amounting to $466,421 and $486,032, respectively, for funds provided to the Company during these years. The balance is non-interest bearing and is due on demand.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

The Company has entered into several lease agreements for its operations from 2020 to 2022. On August 13, 2020, it secured a five-year lease for a building from City Urban Member LLC and Canal Street Ventures LLC. Following this, on April 23, 2021, the Company executed a lease for a commercial space with Kenmare and Mulberry Associates, LLC, for a duration of eight years. Additionally, on June 30, 2022, The Company entered into a five-year lease for a commercial space with Ah Men Inc.

The outstanding lease liabilities of the Company are detailed as follows:

	2023	2022
Lease expense	548,184	548,184
Finance lease expense		
Amortization of ROU assets	-	-
Interest on lease liabilities	-	-
Operating lease expense	548,184	548,184
Variable lease expense	-	-
Total	548,184	548,184
Other Information		
Operating cash flows from operating leases	539,411	520,575
ROU assets obtained in exchange for new operating lease liabilities	-	-
Weighted-average remaining lease term in years for finance leases	-	-
Weighted-average remaining lease term in years for operating leases	3.5	4
Weighted-average discount rate for finance leases	-	-
Weighted-average discount rate for operating leases	3.5%	3.3%
Maturity Analysis	Operating	Operating
2023-12	556,808	539,411
2024-12	368,617	556,808
2025-12	149,493	368,617
2026-12	153,981	149,493
2027-12	158,604	153,981
Thereafter	39,942	198,546
Total undiscounted cash flows	1,427,445	1,966,856
Less: present value discount	(94,197)	(146,831)
Total lease liabilities	1,333,248	1,820,025

NOTE 5 – LIABILITIES AND DEBT

The Company has entered into a revolving loan agreement with SellersFunding International Portfolio Ltd. granted on June 13, 2023, with a maximum limit of $400,000. The loan matures on June 13, 2024, and carries an interest rate of 17.5% per annum. As of December 31, 2023, the outstanding balance on the loan is $380,000.

NOTE 6 – EQUITY

The Company has authorized 200 shares of non-par common stock, all of which were issued and outstanding as of 2022 and 2023.

Voting: Common stockholders are entitled to one vote per share.

Dividends: Holders of common stock are entitled to receive dividends when and if declared by the Board of Directors.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2023 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through October 15, 2024, the date these financial statements were available to be issued.

The outstanding payable to Red Luxury Inc., totaling $466,421 as of December 31, 2023, was not expected to be repaid and was cleared from the balance sheet as of February 15, 2024, effectively resulting in the loan being forgiven.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

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Custom, Personalized Jewelry with NYC Roots

The M Jewelers, founded in 2014, is a fast-growing direct-to-consumer jewelry brand specializing in custom, handcrafted gold and silver pieces. We operate flagship stores in New York, Los Angeles, and Tokyo and offer an online platform where customers can easily ...

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This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.



THE M JEWELERS

CUSTOM, PERSONALIZED JEWELRY WITH NYC ROOTS

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$1.00 Per Share

OVERVIEW	ABOUT	TERMS	PRESS	DISCUSSION	INVESTING FAQS

REASONS TO INVEST

✓ The M Jewelers combines modern technology with traditional craftsmanship to offer custom, high-quality jewelry. Customers can design personalized rings, necklaces, and more online or in-store.

RAISED ⓘ	INVESTORS
$0	---
MIN INVEST ⓘ	VALUATION
$200	$5M

We meet rising demand for personalized luxury, driven by 1.2M Instagram followers and strong engagement across social media platforms.

Partnering with brands like Nike and MLB, The M Jewelers has expanded into LA and Tokyo. With a flagship store in NYC and nearly a decade of expertise, we continue to innovate and grow.

TEAM



Mark Shami • CEO / Founder / Director

Founder/CEO of The M Jewelers, established in 2014. Former Forbes30Under30. The M Jewelers sells gold and silver nameplate jewelry from a website where customers can design and visually render their own pieces. The Manhattan-based company has ...

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Anthony Frisina • Co-Founder / President / Principal Account Officer / Director

Anthony is a 10 year founder of the company with his best friend Mark Shami who he has known for over 20 years. Mark and Anthony grew up and went to school together their whole upbringing. They are a solid team and push each other to grow outside of ...

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THE PITCH

Traditional Craftsmanship Meets High-Quality Jewelry



THE M JEWELERS FUSE MODERN TECH WITH TRADITIONAL CRAFTSMANSHIP, OFFERING CUSTOM, HIGH-QUALITY JEWELRY

The M Jewelers blends modern design technology with traditional craftsmanship to offer custom, high-quality jewelry. Our offerings include handcrafted rings, necklaces, lockets, and other essentials that customers can design themselves, either online or in-store. Since our founding in 2014, we've grown into a brand recognized for its dedication to quality and personalization, with in-house production that ensures every piece is unique.

THE OPPORTUNITY & OUR BUSINESS MODEL

The M Jewelers: Where Individuality Shines



WE EMPOWER CUSTOMERS TO CREATE JEWELRY THAT TELLS THEIR OWN STORIES.

The M Jewelers provides an unmatched opportunity for customers to design their own personalized jewelry. Our mission is to make jewelry that reflects individuality, combining high-quality materials with traditional craftsmanship. Every piece, from rings and necklaces to lockets, is handcrafted in-house, ensuring control over every aspect of production to deliver timeless pieces.

We generate revenue through direct-to-consumer sales via our website and flagship stores. Our customer acquisition strategy is fueled by collaborations with major brands like Nike, MLB, and Kith, which elevates our visibility and attracts new customers. We offer in-store services such as on-site repairs and 45-minute custom nameplate production to further strengthen customer loyalty and create a more personalized shopping experience. This combination of online and in-person services positions us to serve a diverse and growing customer base.



COLLABORATIONS

THE MARKET & OUR TRACTION

Capturing Global Attention: The M Jewelers Expands from NYC to LA and Tokyo


PROJECTED GLOBAL JEWELRY MARKET
$270B
2022
$330B
2026

Source

The global jewelry market, valued at $270 billion in 2022, is expected to grow to $330 billion by 2026[1]. We believe The M Jewelers is well-positioned to capture a share of this growing market because of the increasing demand for personalized luxury items.

Our social media presence and customer engagement are key drivers of our success. With 1.2 million Instagram followers, 100,000 TikTok followers, and over 4.1 million likes, we maintain strong brand visibility and engagement with our growing audience. Our email subscriber base of 500,000 and SMS list of 175,000 also allow us to connect directly with customers, driving repeat business and loyalty.

Recent expansions into Los Angeles and Tokyo have increased our market footprint, complementing the success of our flagship New York store. These physical locations and strategic collaborations with brands

and social media influencers have significantly enhanced our visibility and market penetration. As a result, we continue to build momentum in both established and emerging markets.



OUR TRACTION

1.1 MILLION
Instagram Followers

100,000
TikTok Followers

500,000
Email Subscribers

4.1 MILLION
Total Likes

175,000
SMS List

WHY INVEST

Invest in Personalized Essentials



JOIN US

Investing in The M Jewelers means becoming part of a brand that merges timeless craftsmanship with modern personalization.

Investing in The M Jewelers means becoming part of a brand that merges timeless craftsmanship with modern personalization. Over the past decade, we've built a strong foundation through direct-to-consumer sales, strategic collaborations, and a loyal customer base. We aim to continue our growth through planned in-store services, continued expansion, and a commitment to creating personalized essentials.

Join us as we strive to shape the future of custom jewelry. Invest in The M Jewelers.

ABOUT

HEADQUARTERS
**50 W 47TH ST
NEW YORK,, NY 10036**

WEBSITE
View Site ↗

The M Jewelers, founded in 2014, is a fast-growing direct-to-consumer jewelry brand specializing in custom, handcrafted gold and silver pieces. We operate flagship stores in New York, Los Angeles, and Tokyo and offer an online platform where customers can easily personalize their own jewelry.

TERMS
The M Jewelers

Overview
PRICE PER SHARE   VALUATION

$1 $5M

DEADLINE ⓘ   **FUNDING GOAL** ⓘ
Oct. 25, 2024 at 4:57 PM UTC   **$124k - $1.24M**

Breakdown

MIN INVESTMENT ⓘ   **OFFERING TYPE**
$200   **Equity**

MAX INVESTMENT ⓘ   **SHARES OFFERED**
$1,235,000   **Common Stock**

MIN NUMBER OF SHARES OFFERED
124,000

MAX NUMBER OF SHARES OFFERED
1,235,000

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing	→
Offering Memorandum	→
Financials	⌄
Risks	⌄

*Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.

Loyalty Bonus

"Continue your cherished journey with The M Jeweler and receive additional bonus shares."

Eligible Audience: Previous investors, customers, friends, and family.

Bonus Shares: 20%

Time-Based Perks

Early Bird 1: Invest $500+ within the first 2 weeks | 12% bonus shares

Early Bird 2: Invest $1,000+ within the first 2 weeks | 15% bonus shares

Early Bird 3: Invest $5,000+ within the first 2 weeks | 17% bonus shares

Early Bird 4: Invest $10,000+ within the first 2 weeks | 18% bonus shares

Early Bird 5: Invest $25,000+ within the first 2 weeks | 19% bonus shares

Early Bird 6: Invest $50,000+ within the first 2 weeks | 20% bonus shares

Mid-Campaign Perks (Flash Perks)

Flash Perk 1: Invest $2,500+ between [day 34 - 39] | 10% bonus shares

Flash Perk 2: Invest $2,500+ between [day 60 - 65] | 10% bonus shares

Volume-Based Perks

Silver Investor: Invest $500+

Includes an exclusive 30% off coupon for any online purchase. Special mention in the investor newsletter.

Gold Investor: Invest $1,000+

Custom-designed jewelry piece exclusive to investors. 35% off all orders for 3 months.

Platinum Investor: Invest $5,000+

Invitation to a virtual meet-and-greet with Mark Shami. Gold Investor perks + 10% bonus shares.

Diamond Investor: Invest $10,000+

Private jewelry design session to create your own piece. Platinum Investor perks+ 15% bonus shares.

Crown Investor: Invest $25,000+

Exclusive store tour in New York or Los Angeles when visiting. Premium jewelry gift set.

Diamond Investor perks + 20% bonus shares.

Imperial Investor: Invest $50,000+

All previous perks + lifetime 35% discount on all purchases. First access to new collections and limited editions.

Maximum bonus shares: 20%

The 10% StartEngine Venture Club Bonus

The M Jeweler will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club. This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering.

For example, if you buy 100 shares of common stock at $1 per share, you will receive 110 shares of common stock, meaning you'll own 110 shares for $100. Fractional shares will not be distributed, and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club bonus and the Loyalty Bonus in addition to the aforementioned bonus.

In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed. Crowdfunding investments made through a self-directed IRA cannot receive perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those perks because they would be receiving a benefit from their IRA account.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Inter company debt or back payments. Vendor payments.

PRESS

Office

New Beginnings with The M Jewelers

View Article

Women's Wear Daily

The M Jewelers x MLB Collaboration

View Article

Forbes

How M Jewelers Became The Largest Online Personalized Jewelry Company To Date

View Article



Vice

These 10 Brands Make Cool Jewelry (That's Actually Affordable)

View Article

JOIN THE DISCUSSION



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HOW INVESTING WORKS

Cancel anytime before 48 hours before a rolling close or the offering end date.



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